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                              November 30, 2022

       Guohua Huang
       Chief Executive Officer
       EPWK Holdings Ltd.
       Building #2, District A, No. 359 Chengyi Rd.
       The third phase of Xiamen Software Park
       Xiamen City, Fujian Province
       The People   s Republic of China, 361021

                                                        Re: EPWK Holdings Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
14, 2022
                                                            CIK No. 0001900720

       Dear Guohua Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 14, 2022

       Permission Required from the PRC Authorities to Operate the VIE or Offer Our Class A
       Ordinary Shares to Foreign Investors, page 10

   1. We note your amended disclosure in response to comment 7 and reissue it in part. You state that "we are
currently not required to obtain permission from any of the PRC authorities to issue
our Class A Ordinary Shares to foreign investors" and that "except for the general permissions
and approvals required for PRC companies to operate their
                                                        businesses, we are not
required to obtain additional permissions or approvals from the
                                                        PRC authorities,
including CSRC or CAC, to operate the VIE through contractual
 Guohua Huang
EPWK Holdings Ltd.
November 30, 2022
Page 2
         arrangements." Please revise to disclose the nature of the "general permissions approvals required for PRC companies to operate their businesses." Also disclose each permission or approval that your subsidiaries and the VIE are required to obtain from Chinese authorities to operate their business and offer the securities being registered to foreign investors. State whether your subsidiaries are covered by permissions requirements from the CSRC or the CAC, or any other governmental agency that is required to approve your,
         your subsidiaries' or the VIE   s operations. State affirmatively
whether you, your
         subsidiaries and the VIE have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
Selected Condensed Consolidating Financial Statements of the Parent, Subsidiaries, VIE and its
Subsidiaries
Selected Condensed Consolidating Statement of Operations, page 23

2. We note you present here two statements of operations for the year ended June 30, 2022.
         It appears only one is needed. Please revise as appropriate or advise. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Gross Profit, page 82

3. The table you refer to in this section is missing. Please revise accordingly.
Consolidated Balance Sheets, page F-3

4. We note the significant decrease in both "Right-of-use assets" and the related "Lease payable-non-current" amounts year over year. Please explain to us and disclose as appropriate the reason for the decrease.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Cost of revenue, page F-18
FirstName LastNameGuohua Huang
5. Refer to your response to comment 16. It appears to contain information meaningful to
Comapany   NameEPWK
       investors          Holdings
                 in discerning how Ltd.
                                   platform costs contribute to your cost of
revenue rather than
       research
November        and development
           30, 2022  Page 2       expenses. Please consider including it in
this note.
FirstName LastName
 Guohua Huang
FirstName LastNameGuohua   Huang
EPWK Holdings   Ltd.
Comapany 30,
November  NameEPWK
              2022     Holdings Ltd.
November
Page 3    30, 2022 Page 3
FirstName LastName
        You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at
(202) 551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Fang Liu, Esq.